Exhibit 99.2

PRESS RELEASE

Immatics Announces First Quarter 2026

Financial Results and Business Update

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SUPRAME Phase 3 interim and final analysis for PRAME cell therapy, anzu-cel, expected to be triggered in 2026, advancing toward the Company’s first commercial launch planned in 2027

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Multiple key clinical data sets expected in 2026 across the portfolio, including four clinical-stage cell therapy and bispecific candidates targeting cutaneous and uveal melanoma, gynecologic cancers (ovarian and uterine), head and neck cancer, and other solid tumor indications

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Phase 1 data readout with second-generation PRAME cell therapy, IMA203CD8, to be presented at 2026 ASCO meeting, focusing on anti-tumor activity in gynecologic cancers

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Phase 1b clinical data from PRAME bispecific, IMA402, as monotherapy and initial data in combination with an immune checkpoint inhibitor at RP2D range expected in 2H 2026

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First Phase 1 trial evaluating the combination of Immatics’ TCR bispecifics, IMA402 targeting PRAME and IMA401 targeting MAGEA4/8 in sqNSCLC, expected to begin in mid-2026

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Cash and cash equivalents as well as other financial assets of $521.5 million1(€453.6 million) as of March 31, 2026; cash reach projected into 2028

1 All amounts converted using the exchange rate published by the European Central Bank in effect as of March 31, 2026 (1 EUR = 1.1498 USD).

Immatics Press Release May 12, 2026 1 | 14

Houston, Texas and Tuebingen, Germany, May 12, 2026 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), the global leader in precision targeting of PRAME with multiple clinical-stage programs spanning cell therapies and bispecifics, today provided a business update and reported financial results for the quarter ended March 31, 2026.

“Immatics is entering a pivotal period as we continue to progress toward the pre-specified interim and final analyses from the Phase 3 SUPRAME trial of anzu-cel and actively prepare for commercialization in 2027,” said Harpreet Singh, Ph.D., Chief Executive Officer and Co-Founder of Immatics. “At the same time, we expect multiple meaningful clinical readouts across our PRAME franchise in 2026 that continue to validate PRAME as an important target across multiple solid cancers, extending well beyond melanoma, and across two different therapeutic modalities. Immatics today is a company defined not only by compelling science, but by a diversified late- and mid-stage clinical portfolio, growing commercial readiness, and a clear strategy to translate innovation into meaningful patient impact.”

First Quarter 2026 and Subsequent Company Progress

PRAME Franchise – Cell Therapy

Anzu-cel (IMA203) PRAME Cell Therapy – First Market Entry in Advanced Melanoma

Anzu-cel (anzutresgene autoleucel), previously called IMA203, is Immatics’ lead PRAME cell therapy and is expected to be the Company’s first PRAME therapy to enter the market in advanced melanoma. The current addressable patient population for anzu-cel’s first target indications, second-line or later (2L) advanced cutaneous melanoma, as well as metastatic uveal melanoma includes ~9,000 patients2.

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Anzu-cel received Orphan Drug Designation and RMAT designation3 from the U.S. Food and Drug Administration (FDA) for the treatment of both cutaneous and uveal melanoma.
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Secondary analyses of Phase 1b clinical data on anzu-cel in advanced cutaneous and uveal melanoma will be presented during the Oral Abstract Session - Melanoma/Skin Cancers at the 2026 ASCO Annual Meeting, with a focus on characterizing response dynamics.

2 Refers to PRAME+/HLA-A*02:01+ patients per year in the U.S. and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast.

3 Includes all benefits of Breakthrough Therapy Designation.

Immatics Press Release May 12, 2026 2 | 14

Phase 3 trial, SUPRAME, for anzu-cel (IMA203) in previously treated, advanced cutaneous melanoma

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Immatics’ global, randomized, controlled, multi-center Phase 3 clinical trial, SUPRAME, is currently ongoing to evaluate the efficacy, safety and tolerability of anzu-cel PRAME cell therapy as monotherapy vs. investigator's choice in patients with unresectable or metastatic cutaneous melanoma who have received prior treatment with a PD-1 immune checkpoint inhibitor.
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SUPRAME is designed to be an adequate and well-controlled clinical trial intended to generate data to support regulatory approval of anzu-cel.
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Primary endpoint for seeking full approval is blinded independent central review (“BICR”)-assessed (RECIST v1.1) progression-free survival (PFS). Secondary endpoints include overall survival (OS), objective response rate (ORR), safety and patient-reported outcomes measuring quality of life.
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Pre-specified interim and final data analyses are expected to be triggered in 2026 upon the occurrence of a defined number of events for PFS (progressive disease or death).
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The Company continues to expect BLA submission in the first half of 2027 and commercial launch of anzu-cel in the second half of 2027.
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Patient recruitment is currently ongoing in North America and Europe.

Phase 2 cohort for anzu-cel (IMA203) PRAME cell therapy in patients with metastatic uveal melanoma

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A Phase 2 cohort to treat approximately 30 additional metastatic uveal melanoma patients is ongoing and being conducted at select centers in the U.S. and Germany with expertise in uveal melanoma.
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Data from the ongoing single-arm Phase 1b trial as well as the Phase 2 cohort in metastatic uveal melanoma are intended to support a potential label expansion for anzu-cel following expected initial approval in cutaneous melanoma.

IMA203CD8 PRAME Cell Therapy (GEN2) – Expansion to all Advanced PRAME Cancers

IMA203CD8 is the Company’s second-generation PRAME cell therapy product candidate being developed with the goal of expanding into all advanced PRAME cancers. Given its enhanced pharmacology profile, once the target dose is reached, the Company intends to pursue the clinical development of this product candidate with a tumor-agnostic approach, starting with gynecologic cancers (ovarian and uterine).

Immatics Press Release May 12, 2026 3 | 14

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Updated Phase 1a dose-escalation and Phase 1b dose-expansion data in gynecologic cancers at clinically relevant dose levels will be presented during the Rapid Oral Abstract Session – Gynecological Cancer at the 2026 ASCO Annual Meeting.
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The Company is on track to complete Phase 1a dose escalation and determine the recommended Phase 2 dose (RP2D) in 2026.

Further Updates on PRAME Cell Therapies

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PRAME cell therapy beyond melanoma and gynecologic cancers: updated Phase 1 data on PRAME cell therapies (anzu-cel or IMA203CD8 GEN2) in synovial sarcoma, further demonstrating the potential to address diverse tumor types beyond melanoma and gynecologic cancers, will be presented during the Rapid Oral Abstract Session - Sarcoma at the 2026 ASCO Annual Meeting.
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PRAME cell therapy using Immatics’ TCR in a pediatric patient with cancer: a late-breaking poster on a PRAME-directed TCR T-cell therapy using Immatics’ PRAME TCR administered under named-patient use in a heavily pretreated pediatric patient with extensive, multifocal nephroblastoma was presented at AACR Annual Meeting 2026. PRAME is expressed across multiple pediatric cancers, and these findings highlight the therapeutic potential of PRAME cell therapy in pediatric patients with solid tumors.

PRAME Franchise - Bispecifics

IMA402 PRAME Bispecific – Expansion to Earlier-Line PRAME Cancers

To expand our PRAME opportunity to earlier-line PRAME cancers, the Company is developing its off-the-shelf, next-generation, half-life extended TCR bispecific, IMA402, as a monotherapy or in combination with standard of care, with a focus on melanoma and gynecologic cancers. In addition, Immatics is exploring the potential combination of IMA402 PRAME bispecific with IMA401 MAGEA4/8 bispecific in squamous non-small cell lung cancer (sqNSCLC) and potentially other solid tumor indications.

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IMA402 PRAME bispecific showed clinical proof-of-concept during the Phase 1a dose escalation trial in heavily pre-treated patients with solid tumors, including melanoma and ovarian cancer.
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Immatics expects to determine the final RP2D and present a clinical data update from a larger patient population, with an initial focus on melanoma and gynecologic cancers treated with IMA402 monotherapy or combination with an immune checkpoint inhibitor, in the second half of 2026. As part of its strategy to maximize the IMA402 opportunity, the Company is in the process of opening additional Phase 1b cohorts in mid-2026 across both earlier and later treatment lines.

Immatics Press Release May 12, 2026 4 | 14

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Based on the initial promising activity of IMA401 in head and neck cancer and sqNSCLC, Immatics believes it is uniquely positioned to assess the synergistic potential of combining two different bispecifics, IMA402 targeting PRAME and IMA401 targeting MAGEA4/8, with and without a checkpoint inhibitor. The Phase 1 trial evaluating the combination of IMA401/IMA402 in sqNSCLC is expected to commence mid-2026.

IMA401 MAGEA4/8 Bispecific – Maximizing the Potential of Bispecifics Combinations

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Updated results for IMA401 targeting MAGEA4/8 across multiple cancers will be presented during the Developmental Therapeutics – Immunotherapy Oral Abstract Session at the 2026 ASCO Annual Meeting.
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IMA401 clinical development will focus on a combination approach with the Company’s PRAME bispecific, IMA402, to exploit synergistic potential and expanded patient reach.
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The Phase 1 trial evaluating the combination of IMA401/IMA402 is expected to commence with sqNSCLC in mid-2026.

Corporate Development:

In collaboration, Moderna and Immatics developed a cancer antigen therapeutic candidate under the Database Program, incorporating targets identified using Immatics’ XPRESIDENT® target discovery and validation platform and its bioinformatics and AI platform XCUBE®. The shared antigen therapeutic candidate owned by Moderna was submitted for IND, marking a key regulatory milestone under the Collaboration Agreement and triggering a milestone payment to Immatics.

Immatics Press Release May 12, 2026 5 | 14

First Quarter 2026 Financial Results

Cash Position: Cash and cash equivalents, as well as other financial assets, total $521.5 million1 (€453.6 million) as of March 31, 2026, compared to $539.6 million1 (€469.3 million) as of December 31, 2025. The decrease is the result of ongoing research and development activities, partially offset by the net proceeds of an at-the-market offering of $24.4 million1 net (€21.2 million) as well as changes in net working capital and foreign exchange rate differences.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was $8.7 million1 (€7.6 million) for the three months ended March 31, 2026, compared to $21.4 million1 (€18.6 million) for the three months ended March 31, 2025. The decrease is mainly due to a lower proportion of costs incurred relative to the overall project progress within the quarter.

Research and Development Expenses: R&D expenses were $68.1 million1 (€59.2 million) for the three months ended March 31, 2026, compared to $48.2 million1 (€41.9 million) for the three months ended March 31, 2025. The increase mainly resulted from costs associated with the advancement of the product candidates in clinical trials, particularly the SUPRAME clinical trial.

General and Administrative Expenses: G&A expenses were $16.7 million1 (€14.5 million) for the three months ended March 31, 2026, compared to $13.9 million1 (€12.1 million) for the three months ended March 31, 2025. The increase is driven by costs associated with early commercial activities supporting the planned market launch of anzu-cel (IMA203).

Net Profit and Loss: Net loss was $66.5 million1 (€57.8 million) for the three months ended March 31, 2026, compared to a net profit of $45.9 million1 (€39.9 million) for the three months ended March 31, 2025. The decrease is driven by higher recognition of non-cash revenue in the three months ended March 31, 2025 compared to the three months ended March 31, 2026 and from higher costs associated with the planned advancement of the Company’s PRAME franchise in clinical trials in the three months ended March 31, 2026.

Full financial statements can be found in our Report on Form 6-K filed with the Securities and Exchange Commission (SEC) on May 12, 2026, and published on the SEC website under www.sec.gov.

Immatics Press Release May 12, 2026 6 | 14

Upcoming Investor Conferences

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Bank of America Healthcare Conference, Las Vegas (NV), USA – May 12 - 14, 2026
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Jefferies Global Healthcare Conference, New York (NY), USA – June 2 - 4, 2026
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Cantor Global Healthcare Conference, New York (NY), USA – September 9 - 11, 2026

To see the full list of events and presentations, visit: https://investors.immatics.com/events-presentations.

About PRAME

PRAME is a target expressed in more than 50 cancers. Immatics is the global leader in precision targeting of PRAME and has the broadest PRAME franchise with the most PRAME indications and modalities. The Immatics PRAME franchise currently includes three product candidates, two therapeutic modalities and two combination therapies that target PRAME: anzu-cel (anzutresgene autoleucel, IMA203) PRAME cell therapy, IMA203CD8 PRAME cell therapy (GEN2), IMA402 PRAME bispecific as monotherapy and in combination with an immune checkpoint inhibitor, as well as anzu-cel in combination with Moderna’s PRAME mRNA designed to enhance cell therapy.

About Immatics

Immatics is committed to making a meaningful impact on the lives of patients with cancer. We are the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities, spanning TCR T-cell therapies and TCR bispecifics.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on LinkedIn and Instagram.

Immatics Press Release May 12, 2026 7 | 14

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing and outcomes of IND, CTA or BLA filings, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

Immatics Press Release May 12, 2026 8 | 14

For more information, please contact:

Media
Trophic Communications
Phone: +49 151 74416179
immatics@trophic.eu

Immatics N.V.
Jordan Silverstein
Head of Strategy
Phone: +1 346 319-3325
InvestorRelations@immatics.com

Immatics Press Release May 12, 2026 9 | 14

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended March 31,
	2026	2025
	(Euros in thousands, except per share data)
Revenue from collaboration agreements	7,612	18,582
Research and development expenses	(59,186)	(41,908)
General and administrative expenses	(14,514)	(12,067)
Other income	24	19
Operating result	(66,064)	(35,374)
Change in fair value of liabilities for warrants	—	1,597
Other financial income	8,748	6,264
Other financial expenses	(446)	(13,336)
Financial result	8,302	(5,475)
Loss before taxes	(57,762)	(40,849)
Taxes on income	(52)	994
Net loss	(57,814)	(39,855)
Net loss per share:
Basic	(0.43)	(0.33)
Diluted	(0.43)	(0.33)

Immatics Press Release May 12, 2026 10 | 14

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Three months ended March 31,
	2026	2025
	(Euros in thousands)
Net loss	(57,814)	(39,855)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	1,875	(2,711)
Total comprehensive loss for the period	(55,939)	(42,566)

Immatics Press Release May 12, 2026 11 | 14

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	March 31, 2026	December 31, 2025
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	301,332	345,918
Other financial assets	152,238	123,419
Accounts receivables	4,153	6,099
Other current assets	27,114	28,572
Total current assets	484,837	504,008
Non-current assets
Property, plant and equipment	41,225	42,111
Intangible assets	1,580	1,582
Right-of-use assets	12,214	12,786
Other non-current assets	3,408	1,850
Total non-current assets	58,427	58,329
Total assets	543,264	562,337
Liabilities and shareholders’ equity
Current liabilities
Provisions	2,683	—
Accounts payables	31,580	18,832
Deferred revenue	13,222	15,816
Lease liabilities	2,607	2,757
Other current liabilities	5,159	5,607
Total current liabilities	55,251	43,012
Non-current liabilities
Deferred revenue	15,879	18,541
Lease liabilities	12,474	12,878
Deferred tax liabilities	3,859	3,807
Total non-current liabilities	32,212	35,226
Shareholders’ equity
Share capital	1,367	1,341
Share premium	1,304,953	1,277,338
Accumulated deficit	(843,802)	(785,988)
Other reserves	(6,717)	(8,592)
Total shareholders’ equity	455,801	484,099
Total liabilities and shareholders’ equity	543,264	562,337

Immatics Press Release May 12, 2026 12 | 14

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Three months ended March 31,
	2026	2025
	(Euros in thousands)
Cash flows from operating activities
Net loss	(57,814)	(39,855)
Taxes on income	52	(994)
Loss before tax	(57,762)	(40,849)
Adjustments for:
Interest income	(3,580)	(5,463)
Depreciation and amortization	2,775	3,140
Interest expenses	212	249
Equity-settled share-based payment	5,910	4,330
Net foreign exchange differences and expected credit losses	(5,469)	12,248
Change in fair value of liabilities for warrants	—	(1,597)
Loss from disposal of fixed assets	48	40
Changes in:
Decrease in accounts receivables	1,946	257
(Increase)/decrease in other assets	1,157	(90)
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	10,400	(16,021)
Interest received	3,370	14,673
Interest paid	(212)	(249)
Income tax paid	(838)	(4,874)
Net cash used in operating activities	(42,043)	(34,206)
Cash flows from investing activities
Payments for property, plant and equipment	(763)	(3,075)
Payments for intangible assets	—	(60)
Proceeds from disposal of property, plant and equipment	24	47
Payments for investments classified in other financial assets	(70,068)	(258,644)
Proceeds from maturity of investments classified in other financial assets	42,723	308,540
Net cash provided by/(used in) investing activities	(28,084)	46,808
Cash flows from financing activities
Proceeds from issuance of shares to equity holders	22,273	—
Transaction costs deducted from equity	(542)	—
Payments of lease liabilities	(760)	(737)
Net cash provided by/(used in) financing activities	20,971	(737)
Net increase/(decrease) in cash and cash equivalents	(49,156)	11,865
Cash and cash equivalents at the beginning of the period	345,918	236,748
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	4,570	(5,769)
Cash and cash equivalents at the end of the period	301,332	242,844

Immatics Press Release May 12, 2026 13 | 14

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2025	1,216	1,162,136	(589,541)	1,031	574,842
Other comprehensive loss	—	—	—	(2,711)	(2,711)
Net loss	—	—	(39,855)	—	(39,855)
Comprehensive loss for the period	—	—	(39,855)	(2,711)	(42,566)
Equity-settled share-based compensation	—	4,330	—	—	4,330
Balance as of March 31, 2025	1,216	1,166,466	(629,396)	(1,680)	536,606
Balance as of January 1, 2026	1,341	1,277,338	(785,988)	(8,592)	484,099
Other comprehensive income	—	—	—	1,875	1,875
Net loss	—	—	(57,814)	—	(57,814)
Comprehensive income/(loss) for the period	—	—	(57,814)	1,875	(55,939)
Equity-settled share-based compensation	—	5,910	—	—	5,910
Share options exercised	1	578	—	—	579
Issue of share capital – net of transaction costs	25	21,127	—	—	21,152
Balance as of March 31, 2026	1,367	1,304,953	(843,802)	(6,717)	455,801

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